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June 28, 2022

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:   Deborah L. O’Neal

                   Mindy Rotter

            Re:        Two Roads Shared Trust

Registration Statement on Form N-14

File No. 333-264503

Dear Mses. O’Neal and Rotter:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on May 11, 2022 and May 23, 2022, relating to the registration statement on Form N-14 (the “Registration Statement”) filed on April 27, 2022, regarding the conversion (the “Reorganization”) of the Conductor Global Equity Value Fund (the “Fund” or “Target Fund”), a series of the Trust, into the Conductor Global Equity Value ETF (the “Acquiring ETF”), a series of the Trust. A pre-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. Defined terms used and not defined herein have the meanings given to them in the Registration Statement.

Legal Comments

1.	Comment: Please confirm that a delaying amendment will be filed before this N-14 goes effective automatically on May 27, 2022.

Response: The Registrant confirms that a delaying amendment was filed on May 25, 2022.

2.	Comment: Reference is made to the fifth paragraph of the shareholder letter which provides that accounts that are not able to accept shares of the Acquiring ETF will be redeemed and proceeds distributed to such shareholders in cash. Please confirm (and add disclosure) that redemption fees applicable to these involuntary redemptions will be waived by the Fund. In addition, please add disclosure indicating that that the liquidation of a shareholder’s investment may also result in a penalty (in addition to a tax) if such liquidation causes (or results in) an early withdrawal from a retirement account.

June 28, 2022 Page 2

Response: The Registrant confirms that all redemption fees will be waived in connection with the reorganization and disclosure regarding such waiver has been added to the referenced paragraph. In addition, disclosure that shareholders may be subject to penalties in connection with the liquidation or redemption of shares held in retirement accounts has been added to the referenced paragraph.

3.	Comment: Reference is made to the answer for the question entitled “How will the Reorganization affect me as a shareholder?” in the Question and Answer section. The third paragraph of the answer provides that any redemption fees in connection with the conversion of the Class A, Class C and Class I shares into Class Y shares will be waived. Please advise whether redemption fees will be waived in connection with conversions to Class Y shares that are made by shareholders prior to the stated date. In addition, please bold the penultimate sentence of the last paragraph of the answer.

Response: The Registrant confirms that the Fund will waive all redemption fees beginning on the date of the information statement/prospectus until the Reorganization is complete and the Fund ceases operations. The referenced sentence has been bolded.

4.	Comment: Reference is made to the answer for the question entitled “Will the Reorganization result in any federal tax liability to me?” in the Question and Answer section. Please add disclosure regarding potential early withdrawal penalties for shares held in retirement accounts. In addition, please bold the last sentence of the first paragraph of the answer.

Response: The requested disclosure regarding potential early withdrawal penalties for shares held in retirement accounts has been added. The referenced sentence has been bolded.

5.	Comment: Reference is made to footnote (3) of the Fee Table on page 3 of the Registration Statement. Please supplementally advise how long the Adviser is contracted to serve as adviser to the Acquiring ETF.

Response: The Registrant supplementally advises the Staff that the Investment Advisory Agreement between the Trust and the Adviser, with respect to the Acquiring ETF, will become effective on the date the Acquiring ETF commences operations and will continue in effect for a period of two years from that date. The Agreement will continue thereafter for annual periods so long as such continuance is approved by the Registrant’s Board of Trustees.

Accounting Comments

Fee Table and Expense Example (page 3)

6.	Comment: Please confirm in correspondence that fees presented in the Fee Table represent “current fees” in accordance with Item 3 of Form N-14.

June 28, 2022 Page 3

Response: The Registrant confirms that the fees presented in the fee table are based on amounts incurred during the Fund’s most recent fiscal year in accordance with Item 3 of Form N-14 and Item 3 of Form N-1A.

7.	Comment: Please supplementally explain in correspondence whether the Adviser’s right of recoupment of fee waivers and expense reimbursements made with respect to the Fund will survive the Reorganization.

Response: The Registrant advises that the Adviser will have no contractual right of recoupment after the Reorganization under the Expense Limitation and Security Agreement between the Trust and the Adviser. Fees waived and expenses reimbursed by the Adviser with respect to the Target Fund will not be recoupable within the expense limit of the Acquiring ETF.

8.	Comment: The “Other Expenses” amount in the last column of the Fee Table has an asterisk that is not explained with a corresponding footnote. Please explain the purpose of the asterisk in correspondence and confirm such asterisk will be explained in a footnote to the Fee Table.

Response: The referenced asterisk has been removed.

9.	Comment: Please explain in correspondence why the line item amounts included in the Exhibit A Fee Table do not align with the corresponding line item amounts included in the Acquiring ETF column of the Fee Table on page 3.

Response: The referenced Fee Tables have been revised so that the line item amounts included in the Fee Table in Exhibit A correspond with those included in the “Acquiring ETF (pro forma)” column of Fee Table on page 3.

Capitalization (page 21)

10.	Comment: Please consider updating the capitalization table to reflect data from within 30 days of the filing of the Registration Statement.

Response: The capitalization table has been updated to reflect data from within 30 days of the filing of the Registration Statement.

11.	Comment: Reference is made to the end of footnote 1 to the capitalization table which reads “. . . if the Reorganization is approved and completed.” The Staff notes that the Registration Statement states earlier that no shareholder approval is required for the Reorganization. Please explain what is meant by “approved” in footnote 1.

Response: The Registrant advises the Staff that “approved and” has been deleted from the referenced footnote, which has moved to footnote 2 to the capitalization table. As provided for in the Plan of Reorganization, the Trust’s Board has approved that the Target Fund may reimburse the Adviser for a portion of the costs of the Reorganization in an amount not to exceed $100,000.

June 28, 2022 Page 4

12.	Comment: Reference is made to the asterisk next to “Conductor Global Equity Value ETF (Acquiring ETF) (Pro forma after Reorganization)” in the capitalization table. Please explain the purpose of the asterisk in correspondence and confirm such asterisk will be explained in a footnote to the capitalization table.

Response: The asterisk has been revised to refer to footnote 1, an explanation for which is included below the capitalization table.

13.	Comment: Reference is made to footnote 2 the capitalization table. Please explain in correspondence the item(s) in the capitalization table to which this footnote 2 applies and confirm the applicable item(s) will be so noted in the capitalization table.

Response: Footnote 2 to the capitalization table, which has moved to footnote 1, refers to the “Conductor Global Equity Value ETF (Acquiring ETF) (Pro forma after Reorganization)” row of the capitalization table, and such item has been referenced with such footnote.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at (212) 885-5147 if you have any further questions, comments or informational requests relating to this matter.

Sincerely yours,

/s/ Stacy H. Louizos

Stacy H. Louizos